BUY.COM INC.

85 Enterprise, Suite 100

Aliso Viejo, California 92656

December 15, 2005

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549

Attn: Mr. John Fieldsend

Re:	Buy.com Inc.
Registration Statement on Form S-1 (File No. 333-122265)

Ladies and Gentlemen:

Buy.com Inc. (the “Registrant”) hereby withdraws its acceleration request letter dated December 12, 2005, which requested that the effective date of the Registration Statement on Form S-1 referenced above be accelerated so that it would have become effective on December 14, 2005.

Sincerely, Buy.com Inc.

By:	/s/ NEEL GROVER
Neel Grover President and Chief Operating Officer